EXHIBIT 99.1

Endeavour Silver Announces Q3 Financial Results; Earnings Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Nov. 07, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its unaudited financial and operating results for the three and nine months ended September 30, 2023. All amounts reported are in United States (US) dollars.

“Our third quarter was challenging on a number of fronts, marking the lowest quarterly production for the Company in over two years. We were negatively impacted by several factors, however reduced productivity at Guanacevi is what led to a production shortfall. This reduced productivity was the result of mine sequencing changes that were initiated to improve access and ventilation, which have resulted in a significant reduction in ore grades. These lower silver and gold grades, combined with lower precious metals prices, a stronger Mexican Peso, and increased operating development and maintenance and repairs, have negatively impacted our financial performance this quarter.” stated Dan Dickson, Chief Executive Officer. “With mine sequencing back on track in Q4, we are now mining in wider, higher-grade areas of the orebody, which has significantly improved mine output and grades. While there is never a good time for these corrective measures to be taken, especially with additional macro pressures, they were necessary, and we have already seen the benefits from the actions implemented in the third quarter.”

Q3 2023 Highlights

  Production Tracking In-Line with Guidance: 1,148,735 ounces (oz) of silver and 9,089 oz of gold for 1.9 million oz silver equivalent (AgEq) (1), totaling 6.5 million AgEq oz for the 9 months ended September 30, 2023.
  Revenue: $49.4 million from the sale of 1,370,032 oz of silver and 8,760 oz of gold at average realized prices of $23.99 per oz silver and $1,948 per oz gold.
  Cash Flow: $3.3 million in operating cash flow before working capital changes(2) and $10.6 million in Mine operating cash flow before taxes(2).
  Negative Earnings: Net loss of $2.3 million, or $0.01 per share. Adjusted net loss of $7.4 million(2) after adjusting for a $7.0 million gain on disposal of the Cozamin royalty and a $1.9 million reduction in the fair value of investments.
  Significant Production Shortfall at Guanacevi, Among Other Items, Resulted in Escalated Costs: Cash costs(2) of $17.94 per oz payable silver and all-in sustaining costs(2) of $29.64 per oz payable silver, net of gold credits.   Cost metrics were significantly impacted by lower production at the Guanacevi mine and increased operating development resulting from mine sequencing changes required to focus on improved access and ventilation as well as plant maintenance required during the last week of September. Macro pressures such as inflation, and a strengthened Mexican Peso also contributed to higher costs.
  Management Continues to Monitor Costs: Additional repair work related to the plant shut down continued for the first week of Q4 and increased operating development continued into Q4 to access high grade ore and open more stopes. Although cost pressures will continue, management anticipates that cost metrics will improve as productivity and production will return to expected levels.
  Healthy Balance Sheet: Cash position of $41.0 million and working capital(2) of $75.9 million. Cash decreased as funds were spent on development activities at Terronera. During Q3, 2023 the Company raised gross proceeds of $23.4 million through equity issuances, primarily to fund these activities.
  Construction and Development Update at Terronera: The Company has made significant progress on development activities, with overall construction progress 38% complete. The project remains on schedule for initial production in Q4 2024. (see news release dated October 26, 2023)
  Obtained US$120 Million Project Financing for Terronera: Societe Generale and ING Capital LLC (together with ING Bank N.V.) have signed a definitive credit agreement for a senior secured debt facility of US$120 million (see news release dated October 10, 2023).

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended September 30			Q3 2023 Highlights	Nine Months Ended September 30
2023	2022	% Change		2023	2022	% Change
			Production
1,148,735	1,458,448	(21%)	Silver ounces produced	4,266,280	4,132,610	3%
9,089	9,194	(1%)	Gold ounces produced	28,250	27,178	4%
1,140,597	1,445,880	(21%)	Payable silver ounces produced	4,231,064	4,095,696	3%
8,929	9,039	(1%)	Payable gold ounces produced	27,749	26,705	4%
1,875,855	2,193,968	(14%)	Silver equivalent ounces produced(1)	6,526,280	6,306,850	3%
17.94	10.32	74%	Cash costs per silver ounce(2)	13.80	10.21	35%
24.10	14.31	68%	Total production costs per ounce(2)	18.85	14.56	30%
29.64	20.27	46%	All-in sustaining costs per ounce (2)	23.41	20.24	16%
214,270	202,745	6%	Processed tonnes	653,918	610,253	7%
152.04	131.61	16%	Direct operating costs per tonne(2)	140.76	128.99	9%
176.37	146.30	21%	Direct costs per tonne(2)	171.78	147.65	16%
20.03	13.12	53%	Silver co-product cash costs(2)	17.09	14.15	21%
1,626	1,144	42%	Gold co-product cash costs(2)	1,396	1,163	20%
			Financial
49.5	39.7	25%	Revenue ($ millions)	155.0	128.2	21%
1,370,032	1,327,325	3%	Silver ounces sold	4,337,112	3,647,987	19%
8,760	8,852	(1%)	Gold ounces sold	27,769	27,025	3%
23.99	19.24	25%	Realized silver price per ounce	23.75	22.24	7%
1,948	1,678	16%	Realized gold price per ounce	1,940	1,827	6%
(2.3)	(1.5)	(55%)	Net earnings (loss) ($ millions)	3.1	(1.8)	275%
(7.4)	(3.1)	(135)	Adjusted net earnings (loss) (2) ($ millions)	(1.9)	(1.1)	(70%)
2.7	5.1	(48)	Mine operating earnings ($ millions)	31.3	29.9	5%
10.6	12.3	(14%)	Mine operating cash flow before taxes ($ millions)(2)	51.8	47.8	9%
3.3	7.3	(55%)	Operating cash flow before working capital changes(2)	27.2	31.6	(14%)
8.8	7.9	11%	EBITDA(2) ($ millions)	39.5	29.2	35%
75.9	101.6	(25%)	Working capital (2) ($ millions)	75.9	101.6	(25%)
			Shareholders
(0.01)	(0.01)	0%	Earnings (loss) per share – basic ($)	0.02	(0.01)	300%
(0.04)	(0.02)	(100%)	Adjusted earnings (loss) per share – basic ($)(2)	(0.01)	(0.01)	0%
0.02	0.04	(50%)	Operating cash flow before working capital changes per share(2)	0.14	0.17	(18%)
194,249,283	189,241,367	3%	Weighted average shares outstanding	192,003,752	180,655,842	6%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For the three months ended September 30, 2023, revenue increased by 25% to $49.5 million (Q3 2022: $39.7 million).

Gross sales of $49.9 million in Q3 2023 represented a 24% increase over the $40.3 million in Q3 2022. Silver oz sold increased by 3%, primarily due to the timing of silver sales with less silver withheld during the current quarter offsetting the decrease in silver production.   Compared to Q3, 2022, there was a 25% increase in the realized silver price resulting in a 29% increase in silver sales. Gold oz sold decreased 1% with a 16% increase in realized gold prices resulting in a 15% increase in gold sales. The decrease in gold ounces sold is primarily driven by the 1% decrease in gold production as gold inventory levels are comparable. During the period, the Company sold 1,370,032 oz silver and 8,760 oz gold, for realized prices of $23.99 and $1,948 per oz, respectively, compared to sales of 1,327,325 oz silver and 8,852 oz gold, for realized prices of $19.24 and $1,678 per oz, respectively, in the same period of 2022. For the three months ended September 30, 2023, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $23.57 and $1,928, respectively, during the three months ended September 30, 2023.

The Company decreased its finished goods to 424,217 oz silver and slightly increased its finished goods gold inventory to 1,689 oz gold at September 30, 2023 compared to 637,439 oz silver and 1,519 oz gold at June 30, 2023. The cost allocated to these finished goods was $11.0 million as at September 30, 2023, compared to $13.8 million at June 30, 2023.   At September 30, 2023, the finished goods inventory fair market value was $12.9 million, compared to $17.6 million at June 30, 2023.

After cost of sales of $46.7 (Q3 2022: $34.5 million), an increase of 35%, mine operating earnings were $2.8 million (Q3 2022: $5.1 million). The increase in the cost of sales compared to the prior period was driven by a strengthened Mexican peso and higher labour, power and consumables costs as the Company, as well the industry, has experienced significant inflationary pressures. Additionally, the Company incurred increased royalty costs during Q3, 2023 compared to the prior period. At Guanacevi additional operating development, decreased mine productivity, an increase in the purchase of third-party ore and additional repair costs associated with the plant shutdown also negatively impacted costs. Including royalties and special mining duty, direct costs per tonne increased 21% to $176.37. Compared to Q3, 2022, royalties have increased 77% from $2.8 million to $4.8 million with the increase occurring at Guanaceví. At Guanaceví the increase in royalty expense recognized during Q3, 2023 is due to the increase in production coming from concessions subject to royalties and an increase in the realized silver price. The royalty increased to 13% from 9% when the realized silver price crossed a price threshold of $20 per oz.

The Company had an operating loss of $3.8 million (Q3 2022: $1.3 million) after exploration and evaluation costs of $4.2 million (Q3 2022: $4.0 million) and general and administrative expense of $2.4 million (Q3 2022: $2.2 million). In the three months ended September 30, 2022, the operating loss also included $0.2 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

Earnings before income taxes was $$0.8 million (Q3, 2022: $1.7 million) after a gain on the sale of the Cozamin Royalty of $7.0 million (Q3 2022: $2.8 million, finance costs of $0.3 million (Q3 2022: $0.3 million), a foreign exchange loss of $0.4 million (Q3 2022: foreign exchange gain of $0.8 million) and investment and other expenses of $1.6 million (Q3 2022: $0.3 million).

The Company realized a net loss for the period of $2.3 million (Q3 2022: $1.5 million) after an income tax expense of $3.1 million (Q3, 2022: $3.2 million). Current income tax expense decreased to $3.1 million (Q3 2022: $3.2 million) due to decreased profitability impacting the income tax and special mining duty, while deferred income tax expense of $0.9 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax (Q3 2022: $2.0 million).

Direct operating costs(2) on a per tonne basis increased to $152.04, up 16% compared with Q3 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanacevi and Bolanitos from inflationary pressure during the lasts half 2022 and into 2023. As the Mexican peso strengthens, the Company’s Mexican peso denominated costs are increased in US dollar terms. Guanacevi and Bolanitos have experienced increased labour, power and consumables costs. Additionally, the Company incurred increased royalty costs during Q3, 2023 compared to the prior period. At Guanacevi additional operating development, decreased mine productivity, an increase in the purchase of third-party ore and additional repair costs associated with the plant shutdown also negatively impacted costs

Consolidated cash costs per oz(2), net of by-product credits, increased to $17.94 primarily driven by a reduction in silver production, an increase in direct operating costs, an increase in royalties and special mining duties which are partially offset by an increase in by-product gold sales. AISC(2) increased by 46% on a per oz basis compared to Q2 2023 due to the increase in cash costs and decreased silver production.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at gmeleger@edrsilver.com.

Conference Call

A conference call to discuss the Company’s Q3 2023 financial results will be held today at 10:00 a.m. PST / 1:00 p.m. EST. To participate in the conference call, please dial the numbers below.

Date & Time:	Tuesday, November 7, 2023 at 10:00 a.m. PST / 1:00 p.m. EST
Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.
Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0484#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, Vice President of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the September 30, 2023 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the September 30, 2023 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital
Expressed in thousands US dollars	As at September 30, 2023		As at December 31, 2022
Current assets	$131,436		$146,333
Current liabilities	55,487		52,749
Working capital	$75,949		$93,584

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share
Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for share numbers and per share amounts)	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	($2,328)	($1,499)	$3,074	($1,760)
Gain on sale of Cozamin royalty	(6,990)	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	(2,733)	-	(2,733)
Change in fair value of investments	1,944	1,097	1,997	3,366
Adjusted net earnings (loss)	($7,374)	($3,135)	($1,919)	($1,127)
Basic weighted average share outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Adjusted net earnings (loss) per share	($0.04)	($0.02)	($0.01)	($0.01)

Reconciliation of Mine Operating Cash Flow Before Taxes
Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Mine operating earnings per financial statements	$2,692	$5,129	$31,259	$29,870
Share-based compensation	44	113	(118)	353
Amortization and depletion	7,855	5,753	20,704	16,234
Write down of inventory to net realizable value	-	1,323	-	1,323
Mine operating cash flow before taxes	$10,591	$12,318	$51,845	$47,780

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share
Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2023	2022	2023	2022
Cash from (used in) operating activities per financial statements	$613	$7,417	$5,065	$10,602
Net changes in non-cash working capital per financial statements	(2,650)	85	(22,158)	(20,957)
Operating cash flow before working capital changes	$3,263	$7,332	$27,223	$31,559
Basic weighted average shares outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Operating cash flow before working capital changes per share	$0.02	$0.04	$0.14	$0.17

Reconciliation of EBITDA and Adjusted EBITDA
Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	($2,328)	($1,499)	$3,074	($1,760)
Depreciation and depletion – cost of sales	7,855	5,753	20,704	16,234
Depreciation and depletion – exploration	(147)	143	448	348
Depreciation and depletion – general & administration	63	57	179	156
Depreciation and depletion – care & maintenance	-	10	-	70
Finance costs	170	194	658	583
Current income tax expense	2,250	1,186	11,137	3,526
Deferred income tax expense	888	2,053	3,330	10,027
EBITDA	$8,751	$7,897	$39,530	$29,184
Share based compensation	863	760	2,904	3,259
Gain on sale of Cozamin royalty	(6,990)	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	(2,733)	-	(2,733)
Change in fair value of investments	1,944	1,097	1,997	3,366
Adjusted EBITDA	$4,568	$7,021	$37,441	$33,076

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne
Expressed in thousands US dollars	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$23,863	$10,157	$34,020	$15,156	$9,354	$24,510
Smelting and refining costs included in net revenue	-	494	494	-	744	744
Opening finished goods	(10,257)	(962)	(11,219)	(16,164)	(681)	(16,845)
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct operating costs	22,233	10,345	32,578	17,072	9,612	26,684
Royalties	4,754	67	4,821	2,762	59	2,821
Special mining duty	306	85	391	241	(85)	156
Direct costs	27,293	10,497	37,790	20,075	9,586	29,661
By-product gold sales	(5,326)	(11,737)	(17,063)	(5,237)	(9,615)	(14,852)
Opening gold inventory fair market value	1,629	1,268	2,897	4,662	1,061	5,723
Closing gold inventory fair market value	(2,345)	(815)	(3,160)	(5,368)	(240)	(5,608)
Cash costs net of by-product	21,251	(787)	20,464	14,132	792	14,924
Amortization and depletion	4,684	3,171	7,855	3,119	2,634	5,753
Share-based compensation	31	13	44	56	57	113
Opening finished goods depreciation and depletion	(2,318)	(288)	(2,606)	(3,733)	(199)	(3,932)
Closing finished goods depreciation and depletion	1,509	222	1,731	3,776	60	3,836
Total production costs	$25,157	$2,331	$27,488	$17,350	$3,344	$20,694

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	103,345	110,925	214,270	97,728	105,017	202,745
Payable silver ounces	1,038,087	102,510	1,140,597	1,328,193	117,687	1,445,880
Cash costs per silver ounce	$20.47	($7.68)	$17.94	$10.64	$6.73	$10.32
Total production costs per ounce	$24.23	$22.74	$24.10	$13.06	$28.41	$14.31
Direct operating costs per tonne	$215.13	$93.26	$152.04	$174.69	$91.53	$131.61
Direct costs per tonne	$264.10	$94.63	$176.37	$205.42	$91.28	$146.30

Expressed in thousands US dollars	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$56,886	$29,128	$86,014	$40,837	$30,222	$71,059
Smelting and refining costs included in net revenue	-	1,945	1,945	-	2,335	2,335
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct operating costs	60,560	31,484	92,044	48,824	29,895	78,719
Royalties	16,904	201	17,105	9,124	208	9,332
Special mining duty	2,800	379	3,179	1,767	286	2,053
Direct costs	80,264	32,064	112,328	59,715	30,389	90,104
By-product gold sales	(22,228)	(31,654)	(53,882)	(15,978)	(33,405)	(49,383)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(2,345)	(815)	(3,160)	(5,368)	(240)	(5,608)
Cash costs net of by-product	58,431	(51)	58,380	40,269	1,528	41,797
Amortization and depletion	11,539	9,165	20,704	7,969	8,265	16,234
Share-based compensation	(50)	(68)	(118)	176	177	353
Opening finished goods depreciation and depletion	(862)	(60)	(922)	(1,965)	(635)	(2,600)
Closing finished goods depreciation and depletion	1,509	222	1,731	3,776	60	3,836
Total production costs	$70,567	$9,208	$79,775	$50,225	$9,395	$59,620

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	322,628	331,290	653,918	292,998	317,255	610,253
Payable silver ounces	3,822,057	409,007	4,231,064	3,649,209	446,487	4,095,696
Cash costs per silver ounce	$15.29	($0.12)	$13.80	$11.03	$3.42	$10.21
Total production costs per ounce	$18.46	$22.51	$18.85	$13.76	$21.04	$14.56
Direct operating costs per tonne	$187.71	$95.03	$140.76	$166.64	$94.23	$128.99
Direct costs per tonne	$248.78	$96.79	$171.78	$203.81	$95.79	$147.65

Expressed in thousands US dollars	September 30, 2023			September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Closing finished goods depletion	1,509	222	1,731	3,776	60	3,836
Finished goods inventory	$10,136	$878	$11,014	$21,856	$255	$22,111

Reconciliation of All-In Costs Per Ounce and AISC per ounce
Expressed in thousands US dollars	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$21,251	($787)	$20,464	$14,132	$792	$14,924
Operations share-based compensation	31	13	44	56	57	113
Corporate general and administrative	1,087	514	1,601	1,200	414	1,614
Corporate share-based compensation	475	219	694	405	125	530
Reclamation - amortization/accretion	77	69	146	64	52	116
Mine site expensed exploration	362	339	701	316	305	621
Equipment loan payments	189	489	678	245	489	734
Capital expenditures sustaining	6,697	2,787	9,484	7,212	3,439	10,651
All-In-Sustaining Costs	$30,169	$3,643	$33,812	$23,629	$5,674	$29,303
Growth exploration and evaluation			3,476			3,142
Growth capital expenditures			22,252			6,240
All-In-Costs			$59,540			$38,685

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	103,345	110,925	214,270	97,728	105,017	202,745
Payable silver ounces	1,038,087	102,510	1,140,597	1,328,193	117,687	1,445,880
Silver equivalent production (ounces)	1,294,091	581,764	1,875,855	1,623,550	570,418	2,193,968
Sustaining cost per ounce	$29.06	$35.54	$29.64	$17.79	$48.21	$20.27
All-In-costs per ounce			$52.20			$26.76

Expressed in thousands US dollars	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$58,431	($51)	$58,380	$40,269	$1,528	$41,797
Operations share-based compensation	(50)	(68)	(118)	176	177	353
Corporate general and administrative	4,931	1,869	6,800	3,668	1,445	5,113
Corporate share-based compensation	1,924	730	2,654	1,849	728	2,577
Reclamation - amortization/accretion	235	197	432	198	158	356
Mine site expensed exploration	1,068	1,002	2,070	1,028	863	1,891
Intangible payments	-	-	-	29	12	41
Equipment loan payments	679	1,465	2,144	736	1,466	2,202
Capital expenditures sustaining	18,687	8,008	26,695	19,908	8,653	28,561
All-In-Sustaining Costs	$85,905	$13,152	$99,057	$67,861	$15,030	$82,891
Growth exploration and evaluation			9,792			8,456
Growth capital expenditures			49,622			16,778
All-In-Costs			$158,471			$108,125

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	322,628	331,290	653,918	292,998	317,255	610,253
Payable silver ounces	3,822,057	409,007	4,231,064	3,649,209	446,487	4,095,696
Silver equivalent production (ounces)	4,732,278	1,794,002	6,526,280	4,524,110	1,782,740	6,306,850
Sustaining cost per ounce	$22.48	$32.16	$23.41	$18.60	$33.66	$20.24
All-In-costs per ounce			$37.45			$26.40

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 300
	2023	2022	2023	2022
Mine site expensed exploration	$701	$621	$2,070	$1,891
Growth exploration and evaluation	3,476	3,142	9,792	8,456
Total exploration and evaluation	4,177	3,763	11,862	10,347
Exploration depreciation and depletion	(147)	143	448	348
Exploration share-based compensation	125	117	368	328
Exploration and evaluation expense	$4,155	$4,023	$12,678	$11,023

Reconciliation of Sustaining Capital and Growth Capital
Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 300
	2023	2022	2023	2022
Capital expenditures sustaining	$9,484	$10,651	$26,695	$28,561
Growth capital expenditures	22,252	6,240	49,622	16,778
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$31,736	$16,891	$76,317	$45,339

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs
Expressed in thousands US dollars	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$23,863	$10,157	$34,020	$15,156	$9,354	$24,510
Smelting and refining costs included in net revenue	-	494	494	-	744	744
Royalties	4,754	67	4,821	2,762	59	2,821
Special mining duty	306	85	391	241	(85)	156
Opening finished goods	(10,257)	(962)	(11,219)	(16,164)	(681)	(16,845)
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct costs	$27,293	$10,497	$37,790	$20,075	$9,586	$29,661

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	1,041,211.00	107,524	1,148,735	1,332,190	126,258	1,458,448
Average realized silver price ($)	23.99	23.99	23.99	19.24	19.24	19.24
Silver value ($)	24,976,320	2,579,260	27,555,580	25,634,615	2,429,515	28,064,130

Gold production (ounces)	3,161	5,928	9,089	3,642	5,552	9,194
Average realized gold price ($)	1,948	1,948	1,948	1,678	1,678	1,678
Gold value ($)	6,157,094	11,546,742	17,703,836	6,110,595	9,315,217	15,425,812

Total metal value ($)	31,133,414	14,126,002	45,259,417	31,745,210	11,744,732	43,489,942
Pro-rated silver costs (%)	80%	18%	61%	81%	21%	65%
Pro-rated gold costs (%)	20%	82%	39%	19%	79%	35%

Pro-rated silver costs ($)	21,895	1,917	23,008	16,211	1,983	19,140
Pro-rated gold costs ($)	5,398	8,580	14,782	3,864	7,603	10,521

Silver co-product cash costs ($)	21.03	17.83	20.03	12.17	15.71	13.12
Gold co-product cash costs ($)	1,708	1,447	1,626	1,061	1,369	1,144

Expressed in thousands US dollars	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$56,886	$29,128	$86,014	$40,837	$30,222	$71,059
Smelting and refining costs included in net revenue	-	$1,945	$1,945	-	2,335	2,335
Royalties	16,904	201	17,105	9,124	208	9,332
Special mining duty	2,800	379	3,179	1,767	286	2,053
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Finished goods NRV adjustment	-	-	-	-	-	0
Closing finished goods	8,627	656	9,283	18,080	195	18,275
Direct costs	80,264	32,064	112,328	59,715	30,389	90,104

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	3,833,558	432,722	4,266,280	3,660,190	472,420	4,132,610
Average realized silver price ($)	23.75	23.75	23.75	22.24	22.24	22.24
Silver value ($)	91,065,202	10,279,202	101,344,404	81,394,368	10,505,555	91,899,922

Gold production (ounces)	11,234	17,016	28,250	10,799	16,379	27,178
Average realized gold price ($)	1,940	1,940	1,940	1,827	1,827	1,827
Gold value ($)	21,798,062	33,017,253	54,815,316	19,733,100	29,929,479	49,662,579

Total metal value ($)	112,863,264	43,296,455	156,159,719	101,127,468	40,435,034	141,562,501
Pro-rated silver costs (%)	81%	24%	65%	80%	26%	65%
Pro-rated gold costs (%)	19%	76%	35%	20%	74%	35%

Pro-rated silver costs ($)	64,762	7,612	72,899	48,063	7,895	58,494
Pro-rated gold costs ($)	15,502	24,452	39,429	11,652	22,494	31,610

Silver co-product cash costs ($)	16.89	17.59	17.09	13.13	16.71	14.15
Gold co-product cash costs ($)	1,380	1,437	1,396	1,079	1,373	1,163

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce
Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Gross silver sales	$32,864	$25,541	$103,027	$81,123
Silver ounces sold	1,370,032	1,327,325	4,337,112	3,647,987
Realized silver price per ounces	$23.99	$19.24	$23.75	$22.24

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Gross gold sales	$17,063	$14,852	$53,882	$49,383
Realized gold price per ounces	$1,948	$1,678	$1,940	$1,827

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: anticipated timing of the project; anticipated timing of completion of conditions precedent to drawdown under the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities, Endeavour’s anticipated performance in 2023 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OFCOMPREHENSIVE EARNINGS
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Revenue	$49,432	$39,649	$154,964	$128,171

Cost of sales:
Direct production costs	34,020	24,510	86,014	71,059
Royalties	4,821	2,821	17,105	9,332
Share-based payments	44	113	(118)	353
Depreciation, depletion and amortization	7,855	5,753	20,704	16,234
Write down of inventory to net realizable value	-	1,323	-	1,323
	46,740	34,520	123,705	98,301

Mine operating earnings	2,692	5,129	31,259	29,870

Expenses:
Exploration and evaluation	4,155	4,023	12,678	11,023
General and administrative	2,358	2,201	9,633	7,846
Care and maintenance costs	-	203	-	582
Write off of mineral properties	-	-	435	500
	6,513	6,427	22,746	19,951

Operating earnings (loss)	(3,821)	(1,298)	8,513	9,919

Finance costs	316	311	1,090	945

Other income:
Foreign exchange gain (loss)	(418)	841	3,326	1,363
Gain on asset disposal	6,992	2,780	7,059	2,780
Investment and other	(1,627)	(272)	(267)	(1,324)
	4,947	3,349	10,118	2,819

Earnings before income taxes	810	1,740	17,541	11,793

Income tax expense:
Current income tax expense	2,250	1,186	11,137	3,526
Deferred income tax expense	888	2,053	3,330	10,027
	3,138	3,239	14,467	13,553

Net earnings (loss) and comprehensive earnings	$(2,328)	$(1,499)	$3,074	$(1,760)

Basic earnings (loss) per share	$(0.01)	$(0.01)	$0.02	$(0.01)
Diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.02	$(0.01)

Basic weighted average number of shares outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Diluted weighted average number of shares outstanding	194,249,283	189,241,367	193,875,315	180,655,842

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	September 30,	December 31,
	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$40,957	$83,391
Other investments	6,192	8,647
Accounts and other receivables	16,664	13,136
Income tax receivable	1,264	4,024
Inventories	27,601	19,184
Prepaids	37,508	16,951
Loans receivable	1,250	1,000
Total current assets	131,436	146,333

Non-current deposits	717	565
Non-current income tax receivable	3,570	3,570
Non-current other investments	-	1,388
Non-current IVA receivable	17,476	10,154
Non-current loans receivable	2,273	2,729
Right-of-use leased assets	819	806
Mineral properties, plant and equipment	276,864	233,892
Total assets	$433,155	$399,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$43,416	$39,831
Income taxes payable	7,296	6,616
Loans payable	4,339	6,041
Lease liabilities	436	261
Total current liabilities	55,487	52,749

Loans payable	5,500	8,469
Lease liabilities	678	812
Provision for reclamation and rehabilitation	9,582	7,601
Deferred income tax liability	16,273	12,944
Other non-current liabilities	1,016	968
Total liabilities	88,536	83,543

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 199,700,826 shares (Dec 31, 2022 - 189,995,563 shares)	684,736	657,866
Contributed surplus	4,597	6,115
Retained earnings (deficit)	(344,714)	(348,087)
Total shareholders' equity	344,619	315,894
Total liabilities and shareholders' equity	$433,155	$399,437

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	Three months ended			Nine months ended
	September 30,		September 30,	September 30,		September 30,
	2023		2022	2023		2022

Operating activities
Net earnings (loss) for the period	$(2,328)		$(1,499)	$3,074		$(1,760)

Items not affecting cash:
Share-based compensation	864		760	2,904		3,259
Depreciation, depletion and amortization	9,067		6,023	22,659		16,809
Writte off of exploration properties	-		-	435		500
Deferred income tax expense	888		2,053	3,330		10,027
Unrealized foreign exchange loss (gain)	(409)	-	89	1,205	-	(131)
Finance costs	316		312	1,090		946
Accretion of loans receivable	(87)		-	(294)		-
Write down of inventory to net realizable value	-		1,323	-		1,323
Gain on asset disposal	(6,992)		(2,826)	(7,059)		(2,780)
Loss on other investments	1,944		1,097	1,997		3,366
Performance and deferred share units settled in cash	-		-	(2,118)		-
Net changes in non-cash working capital	(2,650)		85	(22,158)		(20,957)
Cash from operating activities	613		7,417	5,065		10,602

Investing activities
Proceeds on disposal of property, plant and equipment	7,567		250	7,567		332
Mineral properties, plant and equipment	(31,736)		(53,046)	(76,317)		(81,494)
Purchase of other investments	-		-	-		(2,119)
Proceeds from disposal of other investments	-		-	1,846		-
Redemption of (investment in) non-current deposits	(57)		30	(152)		34
Cash used in investing activities	(24,226)		(52,766)	(67,056)		(83,247)

Financing activities
Repayment of loans payable	(1,522)		(1,268)	(4,671)		(3,565)
Repayment of lease liabilities	(126)		(55)	(275)		(161)
Interest paid	(206)		(204)	(659)		(585)
Public equity offerings	23,390		-	23,390		46,001
Exercise of options	-		20	2,453		1,598
Proceeds from loans receivable	-		-	500		-
Share issuance costs	(683)		(93)	(683)		(2,905)
Performance and deferred share units witholding tax settlement	-		-	(294)		(1,903)
Cash from (used in) financing activities	20,853		(1,600)	19,761		38,480

Effect of exchange rate change on cash and cash equivalents	213		(84)	(204)		55

Increase (decrease) in cash and cash equivalents	(2,760)		(46,949)	(42,230)		(34,165)
Cash and cash equivalents, beginning of the period	43,504		116,226	83,391		103,303
Cash and cash equivalents, end of the period	$40,957		$69,193	$40,957		$69,193